Filed by Great Western Bancorp, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Great Western Bancorp, Inc.
Commission File No.:  001-36688
Date:  September 17, 2021

The following communication was made available by Great Western Bancorp, Inc. (“GWB”) on GWB’s website on September 17, 2021 in connection with the proposed merger between GWB and First Interstate BancSystem, Inc. (“FIBK”).

Welcome to First Interstate

Message sent on behalf of Kevin Riley, President/CEO of First Interstate Bank:

Greetings,

It’s my privilege to personally tell you how excited First Interstate is to join forces with Great Western Bank.

Like Great Western, First Interstate is a values-based community bank with a 53-year history of serving clients and communities across Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming. We take pride in our approach to banking—rooted in relationships and focused on meeting the localized needs of the communities we serve. We demonstrate this through our products and services as well as our innovative approach to corporate philanthropy.

More information about First Interstate and what this transition means for you will be coming next week, including a cultural playbook that expresses who First Interstate is, where we came from, and where we intend to go. In the meantime, I encourage you to visit our website to learn more about us.

•	Watch this short video to understand who First Interstate is and why we do what we do.
•	Learn more about the history and legacy of First Interstate Bank.
•
We believe engaged employees impact client experience, strengthen communities, and deliver long-term results for our stakeholders. Read more about the employee benefits available at First Interstate—we think you’ll like what you see.

•	For us, philanthropy isn’t just about talking the talk, it’s walking the walk. Our Community Scorecard highlights how we do that in the communities we serve.
•	In addition to philanthropy, we show our commitment to community through environmental, social, and governance practices.

I also want to share a video of Mark and me, as another way of introducing myself and the partnership between our organizations. View the video here.

On behalf of all of us at First Interstate, welcome to the family! We are excited for this next chapter, and I look forward to getting to know you all over the coming months.

Sincerely,
Kevin Riley
President and Chief Executive Officer, First Interstate BancSystem, Inc.

The following is a transcript of a video from Mark Borrecco, President and Chief Executive Officer of GWB, and Kevin Riley, President and Chief Executive Officer of FIBK, made available to GWB employees on September 17, 2021 in connection with the proposed merger between GWB and FIBK.

Welcome Message Video Transcript

AUDIO	VISUAL
(MARK) Hello! I’m pleased to be here today with Kevin Riley, President and CEO of First Interstate Bank.
(MARK - Turn to Kevin) Kevin, we recently shared some exciting news for both our companies. On behalf of the Great Western team, I want to let you know how pleased we are to join forces with First Interstate Bank.
Mark CG: Mark Borrecco President/CEO, Great Western Bank Kevin CG: Kevin Riley President/CEO, First Interstate Bank
(KEVIN – Looking at Mark) Thanks, Mark. This is a big moment for both of us, and I’m grateful for the opportunity to connect with your team.	Mark and Kevin
(KEVIN – Looking at Camera) I know you are probably still digesting the recent announcement, but I wanted to take a moment to tell you how excited we are to partner with Great Western.	Mark and Kevin (Mark look between Kevin and camera)

[PAUSE]
(KEVIN) First Interstate is a lot like Great Western. We have a long-standing history of service excellence and commitment to our communities.	Mark and Kevin
(KEVIN) I want to tell you our value-chain starts with our employees. We invest time, effort, and care in developing our talent because we know our employees are our most valuable asset we have.	Mark and Kevin
(MARK) That’s right, Kevin—I have no doubt these core values will help forge a strong partnership as we bring our banks together.	Mark and Kevin
[PAUSE]
(MARK – Looking at Camera) I know you have questions about First Interstate and what this news means for you.	Mark and Kevin (Kevin look at Mark)
(MARK) As soon as possible, Kevin and his leadership team will visit Great Western markets to share more information about First Interstate as well as answer your most pressing questions.	Mark and Kevin (Kevin look at Mark and nod)
(KEVIN) In the meantime, you can visit our website, firstinterstate.com, to learn more about us. You’ll also find additional information on your intranet site.	Mark and Kevin
[PAUSE]

(KEVIN) I know most of you are wondering what this news means for you personally.  Please know that timely and open communication throughout this process is a top priority for both Mark and me. We are working together to provide you information as soon as possible.
Mark and Kevin (Mark look between Kevin and camera)
(KEVIN) I want you to know we anticipate retaining the majority of Great Western employees as part of the combined company.	Mark and Kevin (Mark look between Kevin and camera)
(MARK) There is very minimal overlap in our service areas, so the customer history and knowledge you bring is key to this partnership’s success.	CG: Combined footprint map Kevin nod
(KEVIN) Finally, I’m pleased to announce that Mark will join the First Interstate Executive Team as Chief Banking Officer. He will work closely with our current Chief Banking Officer over the coming year to ensure a smooth transition. I also look forward to welcoming other leaders from Great Western to key positions.
Mark and Kevin (Mark look between Kevin and camera)
(MARK—at camera) Thanks, Kevin. I’m excited to be part of your leadership team and help lead First Interstate into a new era.	Mark and Kevin (Mark speak to Kevin)
[PAUSE]

(MARK Looking at Camera) I know change can be challenging. I want to thank you in advance for your professionalism and your patience as we work through this transition. We’ll soon be in touch with project updates and next steps as we work toward combining our institutions.
Mark and Kevin (Kevin look between Mark and Camera)
(KEVIN) I have no doubt that together, we can make great things happen. Thank you, Mark, and everyone on the Great Western team for the opportunity to connect with you. We are excited for this next chapter, and I am honored to work alongside you.   Thank you, and may God bless you and your families.
Mark and Kevin (both look at camera)

The following is a transcript of an investor call held on September 16, 2021 in connection with the proposed merger between GWB and FIBK.

First Interstate BancSystem, Inc.

First Interstate BancSystem, Inc. and Great Western Bancorp, Inc. to Join Forces

Thursday, September 16, 2021, 11:00 AM Eastern

CORPORATE PARTICIPANTS

Lisa Slyter-Bray - Administrative Officer

Kevin Riley - President and Chief Executive Officer, First Interstate BancSystem

Marcy Mutch - Chief Financial Officer

Mark Borrecco - President and Chief Executive Officer, Great Western Bancorp

PRESENTATION

Operator
Good day and welcome to the First Interstate BancSystem and Great Western Bancorp Join Forces event.

All participants will be in listen only mode. Should you need assistance, please signal a conference specialist by pressing the “*” key, followed by “0”.

After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press “*”, then “1” on your touchtone phone. To withdraw your question, please press “*”, then “2”.

Please note today’s event is being recorded. I would now like to turn the conference over to Lisa Slyter-Bray. Please go ahead, ma’am.

Lisa Slyter-Bray
Thanks, Rocco. Good morning. Thank you for joining us to discuss the proposed merger of First Interstate BancSystem and Great Western Bancorp, announced today.

Before we begin, I would like to direct all listeners to the cautionary note regarding forward- looking statements included on the second page of the investor presentation, as well as the similarly captioned note in our most recent Form 10K and subsequent Form 10Q, filed with the SEC.

These notes describe relevant factors that could cause actual results to differ materially, from those expressed by any forward-looking statements that are included in this presentation and in our SEC filings, which speak only as of the date they were made.

We do not intend to update any of the forward-looking statements and investors are urged to read these cautionary statements in their entirety before making any decisions about an investment in our company.

Furthermore, as discussed on Page 3 of the investor presentation and in the press release, we will file with the SEC, a registration statement that will include a joint proxy statement reflective of First Interstate BancSystem and Great Western Bancorp concerning the proposed merger that will be mailed to the shareholders of both companies.

Before making any voting for investment decisions, investors and shareholders are urged to read the registration statement and the joint proxy statement regarding the proposed merger, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents in their entirety, when they become available, because they will contain important information.

At this time, I’ll turn the call over to Kevin Riley, Chief Executive Officer of First Interstate BancSystem. Kevin?

Kevin Riley
Thanks, Lisa. Good morning and thanks, again, to all of you for joining us on our call, today.

With me here, today, are Marcy Mutch, our Chief Financial Officer and Mark Borrecco,  President and Chief Executive Officer at Great Western Bancorp.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Along with this morning’s press release, we have published an investor presentation that has some additional disclosures that we believe will be helpful.

The presentation can be accessed on our investor website, and if you have not downloaded a copy yet, I would encourage you to do so.

The presentation provides a great deal of information on the strategic merits of the merger and the meaningful value created with the combination of these two likeminded companies.

We would like to use most of today to take your questions on the deal. But before we open it up, I’m just going to spend a few minutes providing an overview of the transaction. And Mark is going to provide a few of his thoughts from Great Western’s perspective. And Mark, you will walk us through the financial details.

Over the last several years, we have effectively utilized M&A to expand the First Interstate franchise into new faster growing markets, increase our diversification, and realize the benefits of increased scale, all of which have strength in our franchise and increased our earnings power.

We’ve executed well on the integration of these transactions, meeting or exceeding the expected synergies we projected for each respective field.

Importantly, we’ve prudently managed our growth. As the size of our franchise has increased, we’ve maintained the core values that have served as a foundation.

It starts with a firm commitment to development of our employees, a strong credit culture, a commitment to superior client service and relationship banking and a deep involvement and support for our local communities.

This foundation has enabled us to generate, consistently, strong financial results, while maintaining excellent asset quality at an attractive and low-cost deposit base.

We pride ourselves on being a forward-thinking institution, particularly, in terms of how we invest to support our future growth. The investments we have made in personnel, technology, and improving our process, over the past few years, have been designed to build an infrastructure that can support a much larger financial institution.

And with announcement of our merger with Great Western Bancorp, which will make First Interstate one of the largest regional banks headquartered in Northwest United States with approximately $32 billion in total assets, we will be able to effectively leverage the infrastructure we have built, improve the growth profile of the company and increase the level of returns that we can generate for our shareholders.

With the addition of Great Western, we will significantly increase the geography, diversification of our franchise and enter states to the East and South of our current footprint, most notably, Colorado, Arizona, Nebraska and Iowa, while considerably increasing our presence in South Dakota.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

These are attractive markets that will present good growth opportunities long into the future. Cities like Omaha, Des Moines and Sioux Falls are growing nicely and are very similar to our existing Boise, Idaho, Spokane, Washington, markets where we’ve had a great deal of success, over the past few years.

In addition, Colorado and Arizona are experienced strong growth rates and there’s still room for market share gains in the years to come.

Overall, the Great Western footprint represents larger, faster growing markets with higher medium household income, which we believe will create good opportunity for expansion of our retail offerings, in addition to the growth of our wealth management business.

Great Western manages a little more than $2.8 billion in assets in its own wealth management business, and with our strong trust past platform and a broader offering of products and services, including our global wealth management feature, we believe that we can effectively attract clients in these markets.

As an institution, Great Western provides a talented group of bankers, a well-diversified loan portfolio, a low-cost deposit base, and a history of strong financial performance. They’ve made good progress, recently, to de-risk their loan portfolio, which has more recently impacted their growth. But I will let Mark speak to that in a few moments.

Great Western has a relationship-based model, focused on servicing small and midsized businesses, retail depositors and wealth management clients. We believe the alignment in our business models will lead to a smooth integration.

On the credit side, I have known the Chief Credit Officer, Steve Yose, for over 30 years, and he has worked for us, prior to joining Great Western, last year.

As you may recall, Steve took First Interstate through its own de-risking process several years ago. Knowing Steve has helped us with our due diligence on the loan portfolio and as a current credit administration policies and underwriting criteria are very similar to ours, we hope that Steve will remain with the company and continue the great work he has done to improve the credit quality of the Great Western portfolio.

In terms of the financial impact on the company, even using what we believe are conservative assumptions around pre-provision net revenue and credit, we expect the transaction to be 20% accretive to earnings per share, an increase to both tangible book value per share and our tangible common equity to tangible asset ratio.

As you can see on Slide 23 of the investor deck, the assumptions we have used for our modeling include the following: pre-provision net revenue on a standalone basis for Great Western that is 15% lower than the current consensus estimate for 2023; 21% cost savings  from Great Western’s consensus expense base and no net growth in the loan portfolio for the next couple years, as we effectively manage rated credits out of the bank.

Over the longer-term, we fully expect these markets to support the same mid to high single digit loan growth we are targeting each year for our current First Interstate footprint. And even with the near term de-risking efforts, we are still anticipating annual loan growth for the combined company in the range of 3% to 4%.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

One particular opportunity for growth is indirect lending, which has been a high performing portfolio for us. Great Western currently does not offer indirect lending in any of its markets. With the expanded footprint, there are approximately 1,800 additional dealers across Great Western’s nine states, that we can target for our network.

I should mention, for those of you less familiar with First Interstate, you should know that we do not focus on subprime indirect lending.

While we don’t model additional revenue synergies, as you can see on Slide 14, we believe there are plenty of opportunities to generate additional loan and fee income growth in the area, such as consumer, wealth management, mortgage banking and commercial and consumer credit cards where Great Western has a relatively low penetration rate with its existing clients.

As you can see on Slide 18, even without modeling revenue synergies, we expect the pro forma earnings power of the combined institutions will move First Interstate into the upper tier of profitability in its peer group, with projected ROA of approximately 1.2% and a ROTCE of approximately 16%, in 2023.

This merger also helps us achieve an efficiency ratio below our previous stated 55% target. With this high level of profitability, our capacity to continue increase in our quarterly dividend and positively impact in the total returns that we generate for our shareholders.

Following the closing of the merger, Mark Borrecco will join First Interstate as our Chief Banking Officer and will work closely with Russ Lee over the next year to allow for a smooth transition.

So now, I’d like to turn the call over to Mark and welcome him. Mark, it’s all yours.

Mark Borrecco
Appreciate it, Kevin, and good morning, everyone.

Let me start by saying how excited we are to be joining a best-in-class organization like First Interstate, which I believe will result in tremendous benefits for our employees, our customers, our communities and, ultimately, our shareholders.

After I became CEO of Great Western last year we began an initiative to de-risk the company’s balance sheet and improve our infrastructure and competitive positioning. This was going to be a multi-year process, in which growth would be potentially challenged, as we exited certain higher risk loans and expense levels would be elevated, as we made the investments required to modernize our technology platform.

A few months ago, Kevin and I began a conversation about the possibilities for our two organizations, quickly coming to the realization that the cultural and community banking alignment was significant.

Through our continued conversations and the due diligence process, it became clear that combining with First Interstate would accelerate our internal efforts, by two to four years and would immediately put the Great Western franchise in an offensive position, allowing us to focus on our core banking strengths and our clients.

After much consideration, we concluded that it made strategic sense to partner with First Interstate.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

While we will continue our work to de-risk the loan portfolio, we are in a much stronger position to do so in the combined organization.

You’ve heard me describe the bountiful growth opportunities Great Western currently has across our footprint. And this merger will allow us to accelerate those efforts.

The market that we operate in provides some attractive growth opportunities, as Kevin mentioned. During the second quarter, our overall loan production was 50% higher than the prior quarter, with markets like Colorado Springs and Tucson being very strong contributors, while more mature markets like South Dakota and Central Iowa also saw nice growth.

We’ve added some good banking talent, recently, and combined with positive economic activity and demographic trends, there are many markets where we see robust growth opportunities in the future.

In addition to the markets that Kevin mentioned earlier, I would also add Denver, Fort Collins, Fargo, Lincoln, Eastern Iowa and Kansas City, as markets where we believe there will be pockets of strength in our footprint, going forward.

And certainly, with the additional infrastructure, products and resources that First Interstate provides, we believe our business development capabilities will be positively impacted.

I’d be remiss not to mention our people. Like First Interstate, our employees are our first priority. As a combined company, we have almost no overlap, allowing us to have minimal impact to our valued employee base.

First Interstate is an ideal merger partner, and we couldn’t be more excited to begin working together to leverage our collective strengths and capitalize on the opportunities we will have to continue growing this franchise into the future.

With that, Kevin, I’ll turn it back to you.

Kevin Riley
Thanks, Mark. We’re excited about welcoming Great Western’s team to First Interstate.

And now, I’ll turn the call over to Marcy, with a little bit more of the financial detail. Marcy?

Marcy Mutch
Thanks, Kevin. I’ll touch on just a few of the key details, and then we’ll be happy to provide any additional information during the Q&A session at the end of the call.

As Kevin indicated, we’re projecting cost savings of 21% of Great Western’s consensus expense base, which as you can see on Slide 23, compares favorably to recent announced transactions.

Since, as Mark mentioned, there isn’t much overlap of our branch footprint, the cost savings is coming through the centralizing processes, back-office functions, in addition to leveraging our overall risk and technology infrastructure.

We expect the transaction to close in the first quarter of 2022, and we anticipate conversion taking place in mid-May. As a result, we’ve assumed 50% of the cost savings will be realized in 2022 with a full run rate captured in 2023.

Upon fully realizing the cost savings, we believe the combined organization will be able to maintain an efficiency ratio sustainably below our stated 55% target.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Following the closing, there will be some minimal consolidation of branches, which will drive a small portion of the cost savings. Similar to our current practice and our existing footprint, we will continue to evaluate opportunities to optimize our physical branch network.

As you see on Slide 23, we’ve taken a conservative view on the pre-provision net revenue run rate for purposes of evaluating this transaction and even though we expect the Great Western market to generate the same high--mid to high single digit organic loan growth as our existing footprint, we’ve modeled PP&R 15% lower than Street expectations for Great Western.

This is driven, primarily, by our modeled assumption for zero net loan growth of the acquired portfolio related to de-risking the balance sheet.

We believe this growth assumption may prove conservative, and I think Mark agrees that we expect to do better than this.

Mark Borrecco
I do.

Marcy Mutch
But it allows us ample room to, effectively, manage the purchase credit deteriorated loan pool. Importantly, as Kevin mentioned earlier, we still expect the combined company’s loan portfolio  to grow around 3% to 4% annually through this near term de-risking period.

In addition, we also modeled a conservative investment security strategy that closely aligns with our own and, finally, the pro forma expense base assumption fully capture the revenue- generating investment spend that was already under way at Great Western, which we will continue to support going forward.

Moving on to the credit assumptions. As you can see in the detail on Slides 21 and 22, our internal credit review team conducted extensive due diligence on the Great Western portfolio. We reviewed 54% of total loan commitments, including 87% of commitments exceeding $5 million, 100% of all criticized loans, and $1.7 billion of tax rated credits.

As a result, we’ve assumed a growth credit loan mark of $318 million, or 3.75% on the Great Western loan portfolio. Approximately 75% of the credit mark, or $238 million, have been allocated to the roughly $1.2 billion in purchase credit deteriorated loans, which represents a 20% mark on these loans.

The remaining 25% of the mark, or approximately $80 million, is attributable to the non-PCD loans, and we have assumed the same $80 million will be booked on day two for CECL reserves. Importantly, these assumptions are fully considered into the accretion to tangible  book value per share and at pro forma capital ratios we’ve communicated for the deal, as you’ll see on Slide 27.

One new offer putting out is that Great Western currently carries a roughly $23 million credit related fair value adjustment on a $525 million in loan balances for which they’ve elected fair value treatment. This $23 million mark is incremental to the $380 million we just discussed.

Getting into the specifics, as you can see on Slide 22, the Ag Dairy and Hospitality books make up nearly 40% of the PCD balances. We feel confident that we’ve appropriately identified and put a fence around the risk in each of these books.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

For Ag Dairy, after reviewing over 90% of the outstanding commitments, 51% of the total exposure in that sector who have identified as PCD, and those balances have been assigned a 23% reserve allocation.

For Hospitality, after reviewing over 80% of the outstanding commitments, 26% of those balances have been identified as PCD and have been assigned a 17% reserve allocation.

Lastly, we estimate the total merger related cost will be around $140 million, pretax, which includes a charitable contribution of over $20 million to the First Interstate Foundation.

As you’ve heard us discussing many times, giving back to our communities is a part of the legacy engrained in our company, since it was founded by Homer and Mildred Scott 53 years ago.

This contribution honors the philanthropic values first set forth by the Scott family and will enable the foundation to have a significant impact to the local communities, across the larger footprint.

And with that, I’ll turn the call back to Kevin.

Kevin Riley
Thank you, Marcy, nice job. I just wanted to provide a few final thoughts. We view this opportunity as a continuation of the transformation of our franchise from a community bank operating in three states into a regional community bank and now will serve a dynamic and diversified 14 state footprint.

In 2016, we successfully moved West into Oregon, Washington, Idaho, with the acquisition of the Bank of the Cascades. Over the next two years, we successfully completed three more acquisitions to deepen our penetration into that region, including two at the same time in 2019.

The move into these markets increased a growth profile of the company, while providing increased diversification and scale. This partnership with Great Western accomplishes the same.

With the addition of Great Western, we are further increasing our diversification and leveraging the infrastructure we have built, while adding opportunity in high growth markets.

This has been possible because of the strength of our franchise, which has been proven, throughout the duration of the pandemic. Our asset quality has been exceptional, our capital and liquidity extremely strong.

The company is performing very well, leaving us in a position of strength to move forward with the vision we had for the company when we made the infrastructure investments to support a much larger institution. Those investments are part of what is allowing us to execute on this significant transaction.

This transaction also represents the natural evolution in growth of our company that will sunset the A-B share class structure. While a super-voting structure will no longer exist, the Scott  family will continue to serve on the board of the company, supporting the legacy that was initially put in place 53 years ago.

In addition, we would welcome five new directors from Great Western’s board, all three resulting in a 16-person board.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

M&A activity has picked up significantly, this year, as banks look for opportunities to grow earnings in a challenging environment. As promised, we remained patient and stuck  to the same discipline criteria we have always had four transactions and are thrilled to have found a like-minded partner in Great Western.

We are highly experienced in M&A, and we have delivered for our shareholders in past deals. This one will be no different.

This is a highly accretive transaction with no dilution to tangible book value, low execution risk and one that improves the overall growth profile of the company. We expect the combination with Great Western will position First Interstate to deliver consistently strong results for our shareholder, long into the future.

And so, with those comments, I will open the call up for questions. Rocco?

QUESTION AND ANSWER

Operator
Thank you, yes sir. If you’d like to ask a question, please press “*”, then “1” on your touchtone phone. If you’re using a speaker phone, we ask you to please pick up your handset before pressing the keys. To withdraw your question, please press “*”, then “2”.

Today’s first question comes Jeff Rulis with D.A. Davidson. Please go ahead.

Jeff Rulis
Thanks, good morning.

Kevin Riley
Good morning, Jeff.

Marcy Mutch
Good morning, Jeff.

Jeff Rulis
Kevin, I wanted to circle back under earlier comments at the beginning regarding Steve Yose. And how critical is his involvement or given his credit understanding at each franchise in this transaction.

Just kind of wanted to further follow up on that. Seems like a critical figure.

Kevin Riley
Yeah Steve, well, first of all, we have a great credit officer that we had hired, after Steve left us in the lurch.

Steve is a good friend of mine, and he came over from Key to help us with First Interstate for a period of time redoing our credit structure. But then he moved over to Great Western, which he had an opportunity to help them, which was good for Steve.

Mike Lugli, our current Chief Credit Officer, will stay on, and Steve will join that team. And I think, with the two of them, we’ll have a strong credit team to ensure that we do the right things going forward.
First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Jeff Rulis
Okay, and what is the pro forma hospitality exposure, not just the purchase credit distress kind of the trouble but just the total portfolio on a combined basis, and second part of that question would be any further planned hotel loan sales that you foresee at this point?

Kevin Riley
I’m going to have Mike answer that question. Go ahead, Mike.

Mike Lugli
Picking up on the hospitality exposure, our exposure is around $525 [million] at First, and Great Western’s exposure was $800 [million], so, about $1.3 billion in hospitality exposure.

I would say that I have not had an opportunity to talk to Steve about loan sales. If they’re appropriate, we would certainly look at that. I would hope that we could avoid doing that and just work through the portfolio.

One of the bigger problems with Great Western’s asset quality is really just larger loans-40%, 28 loans make up over 40% of their criticized book. It’s these larger loans that really hurt them  quite a bit because they have made significant progress in improving their asset quality.

That’s masked, somewhat, because they’ve reduced their portfolio by about $1.6 billion, and you have those larger loans in the portfolio.

But the hospitality portfolio will be a significant concentration, but I think it’s a concentration we can work through and look forward to working with Steve and the rest at the team at Great Western to do so.

Marcy Mutch
Yeah, and I’d remind you that there’s a 17% mark against those loans in their books. And so, it gives us plenty of room to work through and, economically, solve any issues that might come up.

Kevin Riley
And as you recall, we were heavy into hospitality when Steve arrived at First Interstate, and Steve did a really good job in structuring our hospitality portfolio to weather the storm.

As you look at our hospitality, 80% are more than flag. Hotels and then less than a 50% loan to value. So Steve helped us transition our hospitality portfolio, what I believe is a very strong portfolio and I believe the team will continue doing that going forward.

Jeff Rulis
Got it. So, last one just on a related front. Just, Great Western clearly was targeting further credit pruning and given your assumption of zero growth from that platform through ‘23, the question is the reserve at the combined company via envision. First Interstate had moved to a neutral provisioning expense.

I think we had assumed that Great Western continued run down of that reserve. Any commentary about how you see the treatment of the reserve, going forward, in terms of the consolidated balance and potentially, what you may see on the provisioning front, given your  3% to 4% loan growth expectation.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Kevin Riley
I think you have to break the reserve down in two pieces, PCD and non-PCD. And I will tell you that, I think in the non-PCD, the reserve is where we want to be.

But when you look at the PCD, we’re going to be looking at that reserve and utilizing it where we need to make sure we keep that portfolio safe.

Our goal is to resolve the credit issues with regard to that $1.2 billion better than what we have reserved against it. But time will tell, as we work through that portfolio, how much of that two hundred and something million dollars that we can recapture.

But the other ones, we look like we’re in a pretty good shape, as our non-PCD balances.

Jeff Rulis
Okay, thank you.

Operator
And our next question, today, comes from Matthew Clark at Piper Sandler. Please go ahead.

Matthew Clark
Hey, good morning.

Marcy Mutch
Good morning, Matt.

Kevin Riley
Good morning, Matt.

Matthew Clark
First question just around the PCD loans at $1.2 billion and the runoff expectations there. What is your sense for the timing of that runoff, and does that $40 million haircut to NII, does that assume that $1.2 billion goes to zero or is there some portion of that portfolio-do you expect to be cured?

Kevin Riley
I’ll answer the first part about $1.2 billion. We don’t plan on getting rid of all that at one point. Some of those loans just need to be reworked a little bit. So, we’ll exit some loans out of the bank. We’ll restructure some loans to make them better.

So, I don’t want anybody to assume that we’re going to run up $1.2 billion of those loans. So, we will take the most economic way to resolve those credit issues with regards to that group of loans.

But John, do you want to talk about the other piece, or Marcy on what the impact to--

Marcy Mutch
Yeah, so about three fourths of that $40 million is related to the de-risking of that balance sheet.

Matthew Clark
Okay, and what’s your sense for timing, in terms of working through the $1.2 billion?

Kevin Riley
I would say, hopefully, we can resolve most of it, say, in a couple of years.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Mike Lugli
Yeah, I would point out--this is Mike Lugli-- I would point out Great Western continues to de-risk that book, and the $1.2 billion is a result of s very conservative due diligence approach that we took.

As you all know, on June 30, Great Western had about $965 million in criticized. We increased that by $214 million, moving from watched up into criticized. And then, within their criticize book, another $524 million was moved within grid.

That’s just us being very, very conservative. So, to Kevin’s and Marcy’s point, a lot of that portfolio, once we have time to spend with the credit officers and the lines of business, is probably fine and very similar to our criticized book and would return back to a performing status and loans that we would like to have.

There is a portion, and that’s what we’ve allocated for to resolve some of the larger loans to clean that portfolio up.

Matthew Clark
Great. And then, just switching gears to the Ag portfolio that GWB has. I think it’s going to equate to about 8% of your loans on a pro forma basis.

How do you plan to manage that exposure and the related underwriting, over time? I assume it will come down, to some degree with some portion of that portfolio being in the PCD book.

Marcy Mutch
So, it may come down a little bit. But in general, outside of the Ag Dairy book, we feel like the  Ag exposure gives us good geographic and commodity diversification.

So, we feel pretty good about the rest of that book. And frankly, Ag lending is one of our core competencies. And so, we also feel good about the ability of our combined teams to manage through the rest of that portfolio.

Mark Borrecco
And this is Mark. I think for looking back on Kevin’s earlier comments, as it relates to the underwriting criteria and the credit policies, we have implemented those, as early as June of last year. And so, when I think about the diversification, as we all know how Ag works, Ag in and of itself, has diversification in different commodities.

And so, as we think about a footprint and the combined footprint, we think about the core competency that First Interstate has, and that Great Western has in that space.

I’m excited about the opportunity that we have, as it relates to Ag, knowing that we do want to make sure we keep a little bit of a better eye on the concentration of that portfolio, recognizing that we still have a lot of opportunity in other segments of Ag to be successful, moving forward.

Kevin Riley
And I really want to understand, we have to support our footprint. And in some of our markets, our footprint is, you think Miles City, the old thing, it’s an Ag market. And if you’re not doing Ag lending, they just shut the branch and go home because that’s an Ag market.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Wells, South Dakota is the same way. And there’s other markets that we’ll have to do hospitality. If you’re in Deadwood and you’re operating a bank at Deadwood, you’re doing Hospitality. If you’re not doing Hospitality, you should shut the branch and go home because that’s all you have in Deadwood, South Dakota.

So, I think the thing is that we, in our lending practices, will do great underwriting and lend money. But we have to lend to the markets and the communities in which we serve.

So, we don’t, as yet, if you heard in the past, we don’t say we’re just going to grow one type of portfolio. What we do is we need to meet the needs of our communities, by doing good lending.

Matthew Clark
Understood. And then, Kevin, just maybe on the M&A front. Should we assume that you’ll be on the sidelines for a while, until you get this deal fully integrated? Is that the expectation?

Kevin Riley
I think that would be the expectation. I don’t think I’m going to do two deals within the next couple of months.

But no, the expectation, probably, we’ll be on the sidelines because we’ve got to make this one really, really, really come to fruition with the estimates that we’ve given you and probably actually exceed those estimates. And that will allow us then the right to move into something better.

Matthew Clark
Okay, and then, just the last one for me. You both have a lot of excess liquidity. What are your plans on a combined basis to redeploy that? Is there any sea change there or is it just, over time, going to ideally move into new loans?

Kevin Riley
We’ll probably use the same conservative investment strategy with the excess liquidity that we have that we’ve done at First Interstate.

We have a lot of excess liquidity, but it’s not a bad thing and we’ll be prudent in how we put it out there. We’re just not going to do something foolish to put this company at risk.

Matthew Clark
Great, thanks.

Operator
And the next question comes from Jared Shaw at Wells Fargo. Please go ahead.

Timur Braziler
Hey, good morning. This is actually Timur Braziler filling in for Jared.

Kevin Riley
Hey, Timur.

Timur Braziler
Hey, guys. Maybe just circling back on the de-risking strategy, is that primarily going to be on the existing loan book, or is that going to pertain to future origination and lending strategy of the combined franchise, as well?

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Kevin Riley
Yeah, I’ll let Mark talk about it in a second. But the way I see it, we went in there, there was a period of time that they did some lending they probably shouldn’t have been doing, run by the Chief Banking Officer and the senior credit person there, both of which Great Western removed.

But I will tell you, the majority of the way they do lending at Great Western is very similar to what we do in the risk profile what they do.

As Mike said, they got into a couple large loans, and they tried to come at ‘you guys push hard for organic loan growth.’ And some banks do things they shouldn’t be doing. This is an example of a bank who forced organic loan growth that they probably shouldn’t have, and they got themselves in trouble.

But I will let Mark take it from here.

Mark Borrecco
So, in terms of the de-risking activities, in my mind, the key components of any de-risking start with your credit policies and your underwriting criteria, and those changes have been made now, as I mentioned, for over 15 months. So, from an ongoing or from a continuing origination standpoint, I feel very good about where we are. I feel very good about the types of loans that we’re originating and the fact that those loans are commensurate or aligned with a similar credit philosophy here at First Interstate.

At the same time, I’m also excited about this combination allowing Great Western to unlock or free up its franchise to go back to its core banking activities and when you have some of the asset quality challenges that we faced over the last 18 months, clearly, that has an impact. It has impact on what you spend your time on each day. It has an impact on banker mentality.

And so, for me, the exciting part is that, while we still have to de-risk some of the existing loans, the fact is for originations and for our bankers being freed up to go back to business, to go back to originating loans in the really attractive growth market that we have, I get very excited about that.

Kevin Riley
Yeah, and part of that is in getting these people back there is we have a special asset group which, right now, is probably being underutilized at our current franchise because we are, our asset quality is so good.

So, we have a lot of bandwidth that really helped with some of that work that needs to be done at Great Western. So, we’ll get the other special asset group; we have a special asset group.

And I think the combined team will be able to take this stuff off the plates of the lenders in the field and allow them, as Mark said, get back to work then taking care of our clients.

Timur Braziler
Okay, lastly, on the loan book. What percentage of the CNI and the CRE portfolio are Ag related as well?

Kevin Riley
Well, we’re looking for it. What’s your next question, as they look for that information?

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Timur Braziler
And then just, Kevin, at the end of your prepared remarks, you mentioned that the combined franchise was going to be a faster growing one than legacy First Interstate.

How are you thinking about loan growth, once some of the net zero rolls off? What’s the type of growth rate that the new franchise is going to be able to generate?

Kevin Riley
I think we’ll be comfortable with mid to upper single digit loan growth on a continuous basis, after we do that, for the whole combined company.

Marcy Mutch
And Timur, let us get back with you with those percentages, that combined book.

Timur Braziler
Okay, and then just last question--

Kevin Riley
I was saying, we’re hoping for higher than that because, quite frankly, if you look at some of the market statistics of the markets we’re going in, they actually perform better than some of the current markets we’re in.

So, we’re hoping that we can light a fire in those markets and really exceed those expectations, also.

Timur Braziler
Okay, great. And then just lastly for me. Looking at the expense, say, the expectation, that 21%, is that inclusive of the savings that will come out of the 40% NII reduction, or is there incremental variable cost associated with some of the planned run off?

Marcy Mutch
No, that’s exclusive.

Timur Braziler
Okay, thank you.

Marcy Mutch
You bet.

Kevin Riley
Thank you

Operator
And our next question today comes from Andrew Terrell with Stephens. Please go ahead.

Andrew Terrell
Hey, good morning.

Kevin Riley
Good morning, Andrew.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Andrew Terrell
Hey, maybe just thinking on the cost saves. If I think back to the past few deals and even some of those that moved you into newer markets, cost saves were a lot higher than the 21% in this transaction.

Can you maybe just talk to what’s different in this deal that might keep that cost save number in the low 20s and then maybe just any kind of further color you can provide on what’s driving the cost savings?

Kevin Riley
Yeah, well, first of all, you’ve got to look at Great Western’s efficiency ratio. They have a pretty low cost base already established.

So, what we do, as you know, that percentage, what you see is this is how it’s always created is that we’ve always done in past acquisition. We do it at a zero-based budgeting. We staffed with what we believe is going to be the necessary staff adds that we have to add to our franchise. We look at where our technology spend is going to be, what our facilities spend is going to be, with some additional expense that we have to put in technology, in order to improve some of their hardware out in the locations to bring them up.

And we do this zero-base budget. And then, we just compare that expense budget that we believe we need to run this institution and then compare that to the consensus. The percentage just falls out. What we wanted to do is make sure we’re budgeting, appropriately, for the expenses needed to run the company, and we believe that it’s conservative and we put everything in there we possibly can.

And that’s the percentage that falls out. So, we believe the run rate of their expenses are going to be about $205 million, and that’s what we’re going to need. We have to bolster some of our departments and everything, in order for to take care of a large institution.

We have to do all that stuff so that, the fact of the matter is, that’s how we come to that 21%. It’s not that we just pick that number. We actually--I hold people accountable because the only way you’re going make these integrations successful is that each department puts their own budget together.

And when we put these banks together, I can refer back to what they said they needed, what they were going to do, to see if they actually did a good job or a bad job in their specific area, with regards to the integration of this acquisition.

Marcy Mutch
And Andrew, we even get down as far as understanding what our 2% pretax contribution is going to be on a combined basis.

And so, all of that, like Kevin said, is from the bottom of what we expect to have with all the infrastructure spend and everything that we might need to do on the technology.

Kevin Riley
Yeah, if the benefit changes from what their benefits they offer their employees to our benefit. So, we restructure the whole expense run rate.

Andrew Terrell
Okay, got it. That’s very helpful. Let me just--on the due diligence of the Great Western portfolio, how long did you guys spend performing due diligence?

I see on Slide 21, how many people were involved and what was reviewed. But just here is the timeline of the diligence.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Kevin Riley
We’ll have Michael run through that.

Mike Lugli
So, on the credit portfolio, approximately, a little over four and a half weeks were spent going through the book, which gave us ample time. In fact, it allowed us to increase the scope. In fact, that’s how we got Dairy up to 91%, as we were looking.

And we saw things that we questioned. We dived deeper into certain portfolios to get a better understanding of those portfolios.

So, about four and a half weeks we did have more people than we, typically, would have.

The good news is their policies and procedures are very similar to ours. They then applied risk, well. We were very comfortable with that.

And they actually have exceptional data on their criticize and classified books, in fact, in their whole portfolio, which was very helpful. And the person they had us contact with was exceptionally helpful and was really instrumental to putting that together and allowing us to move through very, very efficiently.

As well as their files were kept in very good order. So, kudos to them.

Andrew Terrell
Okay, thanks. Then maybe just a last one for me. Are you going to be rebranding the Great Western franchise to the First Interstate brand in all the states or will it be split across the footprint?

I’m thinking back to the Wells Fargo transaction, back in, I think it was 1996. I think you’ve got the licensee as the First Interstate brand in quite a few states.

But I don’t think Arizona or Iowa was every brought up in there.

Mark Borrecco
No, subsequent to that, we actually purchased the First Interstate brand from Wells Fargo. So, we own, outright, the First Interstate brand now, so, we can go anywhere in the United States or the world because we own that franchise name.

Marcy Mutch
But for the near term, we’ll just start in the 14 states.

Kevin Riley
Yeah, we’ll start in the 14 states. So, they will all become First Interstate branches.

Andrew Terrell
Okay, perfect. Thank you for taking my questions.

Operator
And our next question today comes from Janet Lee at JP Morgan. Please go ahead.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Janet Lee
Hello, just have some clarifying questions on loan growth going back to your earlier comment about the combined company achieving 3% to 4% growth in the near term during the de-risking period.

Can you remind me, again, the duration of the de-risking period that you define? I understand that de-risking was still an ongoing process at Great Western but on the July earnings call, it sounded like you guys were being ready to shift more often.

So, I’m wondering whether the de-risking period should extend to something like 2023.

Mark Borrecco
Yeah, hi, Janet. This is Mark Borrecco. So, I’ll just comment first, and we can turn it over to Mike or Kevin or others.

So, in our July earnings call, I guess, we did in terms of saying that we had identified the loans that we knew still had some challenges associated with them and that we would be working, as a team, over a period of time, to then work through those credits. Whether that’s a combination of exiting the credits or restructuring of our cancelling the credits to allow them to get back to performing.

And so, the offensive comment that was made, or that I made, was in relationship to trying to get our bankers back to business but, at the same time, recognizing we still had some challenging loans, specifically when it came to our Dairy loans and some of the other large credits that Mike mentioned.

So, in terms of this combination, I would say that two years is really the time period that we’re looking at. That’s a reasonable timeframe. As Kevin mentioned, we do not want to be hasty, we do not want to make rash decisions, as it related to these credits. We want to be thoughtful about how we most economically exit and or we have these credits to be more valuable to that franchise. So that time of period will be two years.

I don’t know if Kevin has--

Kevin Riley
--Yeah, that’s probably the end of the timeline because they’re going to start right now. So, we’re just being conservative in the way we’re modeling this thing. We feel that we’ll get probably around a fast track. But we don’t, if you followed me in the past, we don’t like to over- promise and under-perform. We like to under-promise and over-perform. So, we’re taking a  very conservative approach to this. Our job is to exceed that and make it look a lot better.

And again, we don’t think that that $238 million, some of that we stacked against at one point, but we’re just going to, foolishly, use that. Our job is to use as little of that $238 million as possible and return that money back to our shareholders.

Janet Lee
Right, makes sense. And just following up on that. I know you guys were--I think you guys said you’re doing zero loan growth for the acquired Great Western portfolio and getting to that 3% or 4%.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

What would you have expected for loan growth for standalone first in state without the deal in 2022?

Kevin Riley
Yeah, we normally look at somewhere between mid to upper single digit of loan growth.

Janet Lee
Okay. Can you provide any--my last question--can you provide any details around what you  may have identified as potential investments that you would make to the combined franchise or the Great Western franchise?

And would this be included in any of the 140 merger expenses? I know that Great Western was making some small banking initiatives. Just wondering what kind of potential investments you would be considering.

Kevin Riley
Yeah, that’s a great question. Our technology stack is pretty strong, and they have a couple things I think we’ll adopt from their technology stack.

I think the biggest thing and we have in our expense run rate, is we need, I think, to upgrade some of their hardware in their branches and everything and bring them up to speed to where we’re at. And that’s baked into the expense realm of it.

But that’s a capitalized expense that that’s depreciated. And that would not be a merger related expense. A merger related expense, we have the contributions of the Foundation there. And then, the rest of that in the merger related expense is pretty much the standard stuff. You’ve got legal cost, you’ve got some bankers cost, you have buying out of IT contracts, early cancellation of contract.

So mainly what’s in that is just standard stuff, except for the $20 million or so, that we’re putting into the First Interstate Foundation.

Janet Lee
Great, thank you.

Operator
And our last question today comes from Tim Coffey at Janney. Please go ahead.

Tim Coffey
Great, thanks. Good morning, Kevin.

Marcy Mutch
Good morning.

Kevin Riley
Good morning, Tim.

Tim Coffey
Can you talk a little bit about the quality and depth of Great Western’s technology, relative to your own?

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Kevin Riley
Well, one of the things the reason why it’s a great partnership is that--and Mark has spoken about it in his notes--is that, as we have spoken about First Interstate for a long period of time, the company suffered a little bit of deferred maintenance with regards to their technology stack.

And they had, like we did over the last four years or so, improved our technology stack. They had that pretty much staring them in the face where they had to make some investments.

But they do have some good systems. And if you look at Slide 14, it talks about it. But it’s interesting, they just went out with a small business digital application. We just went out with a small business digital application, and they went out with one-we went out with one.

We’ll decide where we go with regards to that. But they have a loan pricing tool called Precision Lender that we have looked at in the past. And we haven’t gone there. So, that will help us a little bit. We’ll probably take that and utilize Precision Lender, going forward. They also have a mortgage loan origination system that we were thinking about that we had to swap out ours to get up. And we’ll probably take theirs.

But the rest of the technology stack will be that of First Interstate because the point of reason why this deal makes sense is because we have invested in the infrastructure, over time. And we can just take that infrastructure and just leverage it into Great Western to move their deferred maintenance work from up to two to four years to now, looking at it immediately.

So, they won’t have to worry about upgrading their technology because they’ll get our technology stack.

Mark Borrecco
And this is Mark. Just to add to that. One of the biggest elements of technology is the implementation, the time and attention and the execution risk that goes with it, and so, one of the big benefits that I see from this is not only just having that technology but policies and procedures, reporting, all of those pieces are in place. It’s much easier to plug into something like that than it is to build something from scratch.

So, the nice part of this discussion has been, as Kevin mentioned, it’s not just all First Interstate. There’s elements of the Great Western platform that we’re going to leverage. And that combination becomes, exponentially, more powerful, not just in terms of how we use the technology but, also, the fact that we can plug in, and we save the time, the attention, the resources and the execution risk that helps us accelerate that two-to-four-year timeframe.

Tim Coffey
Good, thanks for that, Mark. And then my last question is, Kevin, First Interstate’s always been  a strong dividend payer. Are you planning to make any changes to the targeted payout ratio with this deal?

Kevin Riley
No, not at all. We’re just hoping this deal will allow us in that payout percentages to continue to increase our quarterly dividend, as we move forward.

Tim Coffey
Okay, alright, thank you very much.

First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

CONCLUSION

Operator
And ladies and gentlemen, this concludes the question-and-answer session. I would like to turn the conference back over to the management team for any follow-up remarks.

Kevin Riley
Thank you, everybody, for joining us on our call, today. And again, as always, we look forward to answering your questions. If you have any in the future, just give us a call and we’ll take care of that.

Thank you for joining us on the call today, and look forward to seeing you in the future. Thanks.

Operator
Thank you. Ladies and gentlemen, this concludes today’s call. We thank you all for joining today’s presentation.

You may now disconnect your lines and have a wonderful day.

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First Interstate BancSystem, Inc.
Thursday, September 16, 2021, 11:00 AM Eastern

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about FIBK’s, GWB’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FIBK and GWB (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB; the outcome of any legal proceedings that may be instituted against FIBK or GWB; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate; the ability to promptly and effectively integrate the businesses of FIBK and GWB; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results.

All forward-looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If FIBK or GWB update one or more forward-looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward-looking statements. Further information regarding FIBK, GWB and factors which could affect the forward-looking statements contained herein can be found in FIBK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC, and in GWB’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2020, March 31, 2021 and June 30, 2021, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It
In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S-4 to register the shares of FIBK capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK. The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http://www.sec.gov or from FIBK at its website, www.fibk.com, or from GWB at its website, www.greatwesternbank.com. Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406-255-5311, and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253.

Participants in the Solicitation
FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by FIBK with the SEC. Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23, 2020, and other documents subsequently filed by GWB with the SEC. Free copies of these documents may be obtained as described above.

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